

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 10, 2009

<u>Via U.S. Mail and Facsimile (801) 278-0078</u>
Mr. Steven D. Moulton
President
Rocky Mountain Fudge Company
4596 Russell Street
Salt Lake City, UT 84117

**Re: Rocky Mountain Fudge Company
          Item 4.01 Form 8-K
          Filed August 10, 2009
          Item 4.01 Form 8-K/A
          Filed September 3, 2009
          File No. 0-51688**

Dear Mr. Moulton:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ Chris White

                                        Chris White
                                        Branch Chief